Volaris Reports November 2023 Traffic Results:

90% Load Factor

Mexico City, Mexico, December 5, 2023 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) ("Volaris" or "the Company"), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, reports its November 2023 preliminary traffic results.

In November 2023, Volaris' ASM capacity decreased by 2.2% year-over-year, while RPMs decreased by 0.2%; the result was a load factor increase of 1.8 pp YoY to 89.8%. Volaris transported 2.7 million passengers during the month, a 0.9% decrease compared to November 2022. Mexican domestic RPMs decreased by 7.9%, while international RPMs increased by 17.6% in the international market.

Enrique Beltranena, Volaris' President and CEO said: "In response to reduced Pratt & Whitney ("P&W") engine availability in November, we reduced domestic ASMs and redeployed capacity to the US market by capitalizing on Category 1 opportunities. This strategic approach successfully aligned with positive demand, consistent with our full-year expectations.

Looking forward, it is noteworthy that we have reached an agreement with P&W that contemplates compensation for each GTF engine removed from our fleet. The agreement will help address fixed costs associated with the engines during inspections, supplementing the mitigation initiatives outlined in our recent earnings call."

	Nov 2023	Nov 2022	Variance	YTD Nov 2023	YTD Nov 2022	Variance
RPMs (million, scheduled & charter)
Domestic	1,736	1,886	-7.9%	20,613	19,588	5.2%
International	967	822	17.6%	10,008	7,708	29.8%
Total	2,703	2,707	-0.2%	30,620	27,296	12.2%
ASMs (million, scheduled & charter)
Domestic	1,867	2,097	-11.0%	23,605	22,220	6.2%
International	1,143	980	16.7%	11,974	9,643	24.2%
Total	3,011	3,077	-2.2%	35,579	31,862	11.7%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	93.0%	89.9%	3.1 pp	87.3%	88.2%	(0.8) pp
International	84.5%	83.9%	0.7 pp	83.6%	79.9%	3.6 pp
Total	89.8%	88.0%	1.8 pp	86.1%	85.7%	0.4 pp
Passengers (thousand, scheduled & charter)
Domestic	2,047	2,164	-5.4%	23,801	22,701	4.8%
International	667	576	15.8%	6,883	5,401	27.4%
Total	2,714	2,740	-0.9%	30,684	28,102	9.2%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

Glossary

Revenue passenger miles (RPMs): Number of seats flown by passengers multiplied by the number of miles the seats are flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles the seats are flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. ("Volaris" or "the Company") (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 231 and its fleet from 4 to 128 aircraft. Volaris offers more than 550 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fourteen consecutive years. For more information, please visit ir.volaris.com.